  Exhibit 99.1

Prophecy’s Form 20-F Filing Declared Effective by SEC

Vancouver, British Columbia, October 4, 2018 – Prophecy Development Corp. (“Prophecy” or the “Company”) (TSX: PCY, OTCQX: PRPCF, Frankfurt:1P2N) announces that its Form 20-F registration statement, voluntary filed with the United States Securities and Exchange Commission (the "SEC"), has been declared effective. Registering with the SEC is a prerequisite for listing equity securities on a national stock exchange in the United States.

Prophecy is subject to the reporting requirements of the United States Securities Exchange Act of 1934, as amended, and as a result will file annual reports and other information with the SEC. The Form 20-F filing provides investors with detailed information about Prophecy’s operations, including an overview of the business strategies, risk factors and financial statements.

The Form 20-F is available for download, either from the Investor section of the Company’s website at www.prophecydev.com or from the SEC website at www.sec.gov.

About Prophecy

Prophecy is developing the Gibellini project – the only large-scale, open-pit, heap-leach vanadium project of its kind in North America. Located in Nevada, Gibellini has the largest NI 43-101 compliant measured and indicated primary vanadium resource known in the USA and is currently undergoing EPCM and EIS preparation. Further information on Prophecy can be found at www.prophecydev.com.

PROPHECY DEVELOPMENT CORP.
ON BEHALF OF THE BOARD

“JOHN LEE”
Executive Chairman

For more information about Prophecy, please contact Investor Relations:

+1.888.513.6286
ir@prophecydev.com
www.prophecydev.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release, including statements which may contain words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, or similar expressions, and statements related to matters which are not historical facts, are forward-looking information within the meaning of applicable securities laws. Such forward-looking statements, which reflect management’s expectations regarding Prophecy’s future growth, results of operations, performance, business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

These factors should be considered carefully, and readers should not place undue reliance on the Prophecy’s forward-looking statements. Prophecy believes that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although Prophecy has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Prophecy undertakes no obligation to release publicly any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.